

March 1, 2022

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed February 4, 2022**
> **File No. 333-259767**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

Amendment No. 2 to Form F-1 filed February 4, 2022

Cover Page

1. We note your response to our prior comment 1. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Selected Condensed Consolidated Statements of Operations, page 6

2.   We have the following comments on your consolidating statements of operations presentation:
- Please seperately present the WFOE from your other subsidiaries;
- Please explain why the current Subsidiaries column reflects no activity. Specifically address why, in accordance with the Exclusive Business Cooperation and Service Agreement described on page 87, the WFOE does not reflect the service fees that the VIE is obligated to pay WFOE; and
- Your disclosures indicate the fee owed to the WFOE by the Zhongjin Operating Companies is "...determined to be pretax income after deducting relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards." Please explain to us in more detail the "relevant costs and reasonable expenses" deducted from pretax income and how the resulting fee provides the WFOE with the right to receive benefits that could be potentially significant to the Zhongjin Operating Companies. In addition, please explain to us how the fee creates an obligation for the WFOE to absorb losses of the Zhongjin Operating Companies when the WFOE receives the fee.

Selected Condensed Consolidated Balance Sheets, page 7

3.   Please expand your selected condensed consolidated balance sheets to provide a more comprehensive presentation of the consolidating assets and liabilities by ensuring the Subsidiaries column, WFOE column and VIE column include all intercompany activities and balances. Ensure such amounts are presented on a gross basis to enhance transparency. To the extent necessary, please provide footnote disclosures to indicate the nature of such activities and balances. To the extent necessary, please address this comment as it relates to your Selected Condensed Consolidated Cash Flows.

Financial Statements
Note 1 - Organization and Business Description
Reorganization, page F-7

4.   You disclose that the November 26, 2020 reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, Changzhou Zhongjin and its subsidiaries.   Please revise your disclosures such that it does not imply that the Company holds the equity interest in Changzhou Zhongjin and its subsidiaries.

5.   Please replace all references to "its" VIE with "the" VIE throughout the footnotes.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.